EXHIBIT 99.1

Endeavour Silver Produces 1,766,926 Oz Silver and 7,286 Oz Gold (3.0 Million Silver Equivalent Oz) in Q3 2025 and Provides an Update on Terronera

VANCOUVER, British Columbia, Oct. 08, 2025 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) reports third quarter 2025 production of 1,766,926 silver ounces (oz), 7,286 gold oz, and in combination with base metal production, a silver equivalent(1) (“AgEq”) total production of 3.0 million oz. All dollar amounts are in US dollars ($). All production amounts exclude Terronera pre-operating production.

“We are pleased to deliver another strong quarter, marked by consistent performance across our portfolio,” said Dan Dickson, Chief Executive Officer. “Our legacy mines continue to provide steady results, Kolpa is meeting expectations and integrating smoothly, and with Terronera nearing commercial production, we are entering the next phase of growth with significant momentum.”

Q3 2025 Production Overview

  Guanaceví Maintains Reliable Production: Production of silver and gold was within the planned range with throughput slightly above and grade slightly below plan.

  Bolañitos Continues to Perform: Due to the lower grades in Q3 2025, silver and gold production were both slightly below plan.

  Kolpa Delivers Consistent Results: Throughput and metal production was in-line with historical performance and management expectations.

  Terronera Approaching Commercial Production: Average mill recoveries reaching 82.8% for silver and 72.3% for gold during the month of September, while throughput exceeds 1,800 tonnes per day.

  Metal Sales and Inventories: Sold 1,762,484 silver ounces and 7,478 gold ounces during the third quarter. A total of 207,512 silver ounces and 600 gold ounces of bullion inventory and 19,381 silver ounces and 175 gold ounces in concentrate inventory were held at September 30, 2025.

Q3 2025 Mine Operations

Consolidated silver production was 1,766,926 oz in Q3 2025, in line with plan and 102% higher than Q3 2024, due to the addition of Kolpa, Bolañitos is producing higher grades of silver and lower gold grades in 2025, and lower production in the comparative period at Guanacevi due to the trunnion failure in August 2024. Excluding Kolpa, consolidated silver production was 34% higher than Q3 2024. Consolidated gold production was 7,286 oz in Q3 2025, 22% lower than Q3 2024. Lower gold production was due to 37% less gold produced at the Bolañitos mine, partially offset by 13% higher gold production at the Guanaceví mine.

In Q3 2025, Guanaceví throughput was 48% higher than Q3 2024 as Guanaceví’s Q3 2024 production was impacted by the August 2024 trunnion failure. Despite silver and gold grades being 15% and 27% lower, respectively, silver production was 33% higher and gold production was 13% higher due to higher mill throughput. Throughput and gold grades were in line with plan. Supplies of local third-party feed continued to supplement mine production, amounting to 19% of quarterly mill throughput. The higher precious metal prices have increased the available third-party ore purchased from local mines in the Guanacevi district.

Bolañitos’ Q3 2025 mill throughput was 3% lower than in Q3 2024. Silver grades were 39% higher than the comparative period, driving 36% higher silver production, while gold grades were 32% lower, driving 37% lower gold production. Throughput was slightly below plan, silver grades were consistent with plan, while gold grades were below plan. The grade variation is due to mining from different locations in the ore body.

In Q3 2025, Kolpa processed 195,752 tonnes averaging 105 grams of silver per tonne, 3.07% lead, 2.20% zinc and 0.21% copper. During the quarter, Kolpa produced 598,689 oz of silver for silver equivalent production of 1,286,139 oz, including base metals. These results are in line with management expectations.

Consolidated Production Highlights for the Three Months Ended September 30, 2025

Three Months Ended September 30,
	2025	2024	% Change
Tonnes Processed	400,245	175,065	129%
Silver ounces produced	1,766,926	874,717	102%
Gold ounces produced	7,286	9,290	(22%)
Lead tonnes produced(2)	5,664	-	N/A
Zinc tonnes produced(2)	3,666	-	N/A
Copper tonnes produced(2)	120	-	N/A
Payable silver ounces produced	1,725,317	867,293	99%
Payable gold ounces produced	7,151	9,112	(22%)
Silver equivalent ounces produced(1,2)	3,037,236	1,617,925	88%
Silver ounces sold	1,762,484	1,017,392	73%
Gold ounces sold	7,478	9,412	(21%)

Consolidated2 Production Highlights for the Nine Months Ended September 30, 2025

Nine Months Ended September 30,
	2025	2024	% Change
Tonnes Processed	913,580	615,848	48%
Silver ounces produced	4,456,455	3,647,295	22%
Gold ounces produced	23,379	29,972	(22%)
Lead tonnes produced(2)	9,167	-	N/A
Zinc tonnes produced(2)	5,982	-	N/A
Copper tonnes produced(2)	178	-	N/A
Payable silver ounces produced	4,373,087	3,621,062	21%
Payable gold ounces produced	22,978	29,429	(22%)
Silver equivalent ounces produced(1)	7,438,645	6,045,055	23%
Silver ounces sold	4,112,865	3,991,055	3%
Gold ounces sold	23,722	30,179	(21%)

Production Tables for the Three Months Ended September 30, 2025 for the Mexican Operating Mines

Three Months Ended September 30, 2025	Guanacevi	Bolanitos
Tonnes processed	99,340	105,153
Tonnes per day	1,080	1,143
Silver ounces produced	1,024,321	143,916
Silver grade grams per tonne	340	50
Silver recovery	94.3%	85.1%
Gold ounces produced	3,194	4,092
Gold grade grams per tonne	1.07	1.36
Gold recovery	93.5%	89.0%
Silver Equivalent ounces produced(1,2)	1,279,860	471,158

Totals may not add up due to rounding

Production Tables for the Nine Months Ended September 30, 2025 for the Mexican Operating Mines

Nine Months Ended September 30, 2025	Guanacevi	Bolanitos
Tonnes processed	298,612	300,320
Tonnes per day	1,094	1,100
Silver ounces produced	3,037,523	439,605
Silver grade grams per tonne	350	55
Silver recovery	90.4%	82.8%
Gold ounces produced	10,745	12,634
Gold grade grams per tonne	1.22	1.48
Gold recovery	91.7%	88.4%
Silver Equivalent ounces produced(1)	3,897,142	1,450,287

Totals may not add up due to rounding

Production Tables for the Three Months Ended September 30, 2025 for the Peruvian Operating Mine

Three Months Ended September 30, 2025	Kolpa
Tonnes processed	195,752
Silver ounces produced	598,689
Silver grade grams per tonne	105
Silver recovery %	90.7%
Lead tonnes produced	5,664
Lead grade %	3.07%
Lead recovery %	94.2%
Zinc tonnes produced	3,666
Zinc grade %	2.20%
Zinc recovery %	85.1%
Copper tonnes produced	120
Copper grade %	0.21%
Copper recovery %	29.2%
Silver Equivalent ounces produced(1)	1,286,139

Totals may not add up due to rounding

Production Tables for the Nine Months Ended September 30, 2025 for the Peruvian Operating Mine

Five Months[2] Ended September 30, 2025	Kolpa
Tonnes processed	314,648
Silver ounces produced	979,327
Silver grade grams per tonne	107.37
Silver recovery %	90.2%
Lead tonnes produced	9,167
Lead grade %	3.09%
Lead recovery %	94.3%
Zinc tonnes produced	5,982
Zinc grade %	2.22%
Zinc recovery %	85.6%
Copper tonnes produced	178
Copper grade %	0.21%
Copper recovery %	26.5%
Silver Equivalent ounces produced(1,2)	2,091,217

Totals may not add up due to rounding

1 Silver equivalent (AgEq) is calculated using 80:1 silver: gold ratio, 60:1 lead ratio, 85:1 zinc ratio and 300:1 copper ratio plus silver ounces or $30/oz silver, $2,400/oz gold, $1,800/tonne lead, $2,550/tonne zinc and $9,000/tonne copper.
2 The Kolpa acquisition closed on May 1, 2025, therefore five months of results are included in the year to date consolidated results.

Terronera Update

In August, the operations team maintained production tonnage to an average of 1,595 tonnes per day in order to stabilize gold and silver recovery rates.

Between September 1 and September 23, Terronera processed a total of 39,190 tonnes of material, reaching a single-day peak of 2,162 tonnes and averaging 1,866 tonnes per day, with average metal recoveries of 82.8% for silver and 72.3% for gold. This included 2 down days in early September for planned maintenance.

On September 24, operations were temporarily impacted due to a circuit electrical problem in the SAG mill, caused by high humidity and condensation, which damaged the pre-charge resistors. As a result, the plant remained offline for six days while new resistors were fabricated and installed. Operations resumed successfully on September 30, and we are continuing to monitor progress as we approach the announcement of commercial production.

Since July 1, Terronera has produced approximately 212,043 ounces of silver and 6,256 ounces of gold. During this period, a total of 145,680 tonnes of material were processed, with average grades of 64 grams per tonne (g/t) silver and 2.08 g/t gold. During the quarter, the mill achieved average metal recoveries of 70.7% for silver and 64.2% for gold. Operations are currently focused in a lower grade zone of the Terronera vein and as of the end of August, mined silver grades have reconciled slightly above plan at 108%, while gold grades have reconciled at 93% of the mine plan. Stope widths have been narrower than anticipated. These variations are considered normal in comparison to resource modeling and are expected to fluctuate over life of mine.

About Endeavour Silver

Endeavour is a mid-tier precious metals company with a strong commitment to sustainable and responsible mining practices. With operations in Mexico and Peru, and the development of its new cornerstone mine, Terronera, the Company aims to contribute positively to the mining industry and the communities in which it operates. In addition, Endeavour has a portfolio of exploration projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer.

Qualified Person

Dale Mah, P.Geo., Vice President Corporate Development, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters in this news release.

Q3 2025 Financial Results and Conference Call

Q3 2025 financial results will be released before market open on Friday November 7, 2025, and Management will host a conference call the same day at 10:00 a.m. PT / 1:00 p.m. ET to discuss the results.

Date:	Friday November 7, 2025

Time:	10:00am PT / 1:00pm ET

Telephone:	Canada & US + 1-833-752-3348
International + 1-647-846-2804

Replay:	Canada & US +1- 855-669-9658
International +1-412-317-0088
Access code is 8825809; audio replay will be available on the Company’s website

Contact Information

Allison Pettit
Vice President, Investor Relations
Email: apettit@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour’s preparation to bring Terronera into production and timing related thereto; focus of operations at Terronera; Kolpa’s contribution to Endeavour’s long-term growth strategy and Endeavour’s anticipated performance for upcoming financial quarters. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to unexpected changes in production and costs guidance; the ongoing effects of inflation and supply chain issues on the Terronera Project economics; changes in national and local governments’ legislation, taxation, controls, regulations and political or economic developments in Canada, Chile, the USA, Mexico and Peru; financial risks due to precious metals prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; diminishing quantities or grades of mineral reserves as properties are mined; risks in obtaining necessary licenses and permits; fluctuations in the prices of silver and gold; fluctuations in currency markets (particularly the Mexican peso, Peruvian sol, Chilean peso, Canadian dollar and U.S. dollar); and challenges to the Company’s title to properties; as well as those factors described in the section “Risk Factors” contained in the Company’s most recent form 40F/Annual Information Form and the Prospectus Supplement Dated April 3, 2025 filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, forecasted mine economics, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.